# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Earlyworks Co., Ltd., CIK 0001944399
CUSIP: 27030F202
Title of class of securities: American Depositary Shares, each representing 5 Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 5-7-11, Ueno, Taito-ku, Tokyo, Japan (M0), 110-0005
Date of event which requires filing of this statement: 12/05/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001876295

## Reporting persons
- Aldersgate Capital Partners Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 1,692,878; sole dispositive power 0; shared dispositive power 1,692,878; aggregate amount beneficially owned 1,692,878 (9.9% of the class)
  Comment: The amounts listed in rows 6, 8 and 9 represent ordinary shares, no par value per share, of the issuer (''Ordinary Shares''), which are represented by American Depositary Shares of the issuer (''ADSs''), and, as more fully described in Item 4 of this Statement on Schedule 13G (this ''Schedule 13G''), such amounts and the percentage in row 11 are based on 15,252,852 Ordinary Shares outstanding, as disclosed in the prospectus of the issuer, dated December 10, 2025, forming a part of the Registration Statement on Form F-1 (File No. 333-291781), filed by the issuer with the U.S. Securities and Exchange Commission (''SEC'') on November 25, 2025 and declared effective by the SEC on December 4, 2025 (the ''Prospectus''). Each ADS represents five Ordinary Shares. The reporting person entered into an option agreement with the issuer on December 5, 2025 (the Option Agreement''), pursuant to which it was granted an irrevocable option to purchase up to an aggregate of 1,000,000 ADSs (subject to increase to 1,200,000 ADSs) (the "Option"), the exercise of which is subject to a 9.99% beneficial ownership limitation provision (the ''Blocker'').
- Jason Thomas Kelly Butcher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: British Columbia Canada (A1); member of a group; sole voting power 0; shared voting power 1,692,878; sole dispositive power 0; shared dispositive power 1,692,878; aggregate amount beneficially owned 1,692,878 (9.9% of the class)
  Comment: The amounts listed in rows 6, 8 and 9 reflect Ordinary Shares represented by ADSs and, as more fully described in Item 4 of this Schedule 13G, such amounts and the percentage in row 11 are based on 15,252,852 Ordinary Shares outstanding, as disclosed in the Prospectus. Each ADS represents five Ordinary Shares. Beneficial ownership consists of 1,692,878 ADSs indirectly held by the reporting person pursuant to the Option Agreement as a result of the Blocker.

## Item 1. Issuer
Name of issuer: Earlyworks Co., Ltd.
Address of issuer's principal executive offices: 5-7-11, Ueno, Taito-ku, Tokyo, Japan 110-0005

## Item 2. Person Filing
Name of person filing:
(i) Aldersgate Capital Partners Ltd., a Cayman Islands exempted limited liability company ("Aldersgate"); and

(ii) Jason Thomas Kelly Butcher ("Mr. Butcher").

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is Third Floor, The Harbour Centre, 42 North Church Street, Grand Cayman, P.O. Box 30076 SMB KY1-1201, Cayman Islands.
Citizenship: Aldersgate is an exempted limited liability company organized under the laws of the Cayman Islands. Mr. Butcher is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person.

The share amounts and ownership percentages reported are based on 15,252,852 Ordinary Shares outstanding, as disclosed in the Prospectus.

Aldersgate holds the Option, the exercise of which is subject to a Blocker. Aldersgate may exercise the Option for up to an aggregate of 1,692,878 Ordinary Shares as a result of the triggering of the Blocker in the Option Agreement, which prohibits Aldersgate from exercising the Option for ADSs if, as a result of such exercise, the holder thereof, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 9.99% of the total number of ADSs and Ordinary Shares then issued and outstanding immediately after giving effect to any such exercise.

Consequently, Aldersgate is the beneficial owner of 1,692,878 Ordinary Shares (the "Shares"). Aldersgate has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its sole shareholder and sole director, Mr. Butcher. Mr. Butcher does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Butcher may be deemed to beneficially own the Shares which are beneficially owned by Aldersgate.
Percent of class: 9.99 %
Sole power to vote or to direct the vote:
(A) Aldersgate: 0.00

(B) Mr. Butcher: 0.00
Shared power to vote or to direct the vote:
(A) Aldersgate: 1,692,878.00

(B) Mr. Butcher: 1,692,878.00
Sole power to dispose or to direct the disposition:
(A) Aldersgate: 0.00

(B) Mr. Butcher: 0.00
Shared power to dispose or to direct the disposition:
(A) Aldersgate: 1,692,878.00

(B) Mr. Butcher: 1,692,878.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
See Exhibit 1 filed herewith

## Signatures
- Aldersgate Capital Partners Ltd.: /s/ Aldersgate Capital Partners Ltd., Jason Thomas Kelly Butcher, Director (12/12/2025)
- Jason Thomas Kelly Butcher: /s/ Jason Thomas Kelly Butcher, Jason Thomas Kelly Butcher (12/12/2025)